Exhibit 12.1

THE WARNACO GROUP, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2006	2005
Interest expense	$35.7	$18.1
Capitalized interest	—	1.1
Interest on operating leases	27.1	17.1
Total fixed charges	$62.8	$36.3
Pre-tax income from continuing operations	$97.5	$88.3
Fixed charges	62.8	36.3
Less: Capitalized interest	—	(1.1)
Total adjusted earnings	$160.3	$123.5
Fixed charge coverage	2.55	3.40
Deficit of earnings to fixed charges	n/a	n/a